Mail Stop 4561

July 14, 2008

Robin Raina
Chairman of the Board, President and
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

>   **Re: Ebix, Inc.**
>   **Form 10-K For the Year Ended December 31, 2007**
>   **Filed on March 31, 2008**
>   **File No. 000-15946**

Dear Mr. Raina:

　　We have reviewed your response letter dated July 3, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 12, 2008.

Form 10-K for the Year Ended December 31, 2007

Note 14 – Convertible Debt, page 59

1.   With regard to your response to comment 1, we note that the promissory note was amended on June 25, 2008 to remove the put option retroactive to December 18, 2007. As a result of this amendment you believe the Form 10-K for the year ended December 31, 2007 needs no modification. Please explain why you believe that a note modification in June 2008 would have any impact on your financial statements and disclosures for the year ended December 31, 2007. Further, we note your statement that the value of the change in control put option was not material to your financial statements as of December 31, 2007. Please provide us with an assessment of materiality to support your assertion. Refer to SAB 99.

* * * * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

       You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief